Exhibit 99.1

Inter&Co Unveils Long-Term Growth Targets

•	The “60-30-30” plan aims to reach 60 million clients, ˜30% cost-to-income ratio and ˜30% ROE by 2027

•	Long-term net income target of +R$5 billion

•	The plan marks the next step in the Company’s evolution, building upon its successful strategy to accelerate sustainable self-funded growth

BELO HORIZONTE, Brazil, January 18, 2023 /PRNewswire/ -- Inter&Co (Nasdaq: INTR and B3:INBR32), the premier Super App in the Americas providing financial and digital commerce services to more than 24 million customers in Brazil and the US, announced today at its 2023 Investor Day its “60-30-30” growth targets.

Inter revealed its ambitious targets for the next five years as it continues to implement its strategy, grow its Super App, expand into new markets and leverage its comparative financial advantages.

By year-end 2027, Inter expects to:

•	Achieve strong scale, more than doubling its current client base to 60 million clients

•	Operate more efficiently than its peers, with a target efficiency ratio of approximately 30%

•	Deliver high profitability, generating more than R$5 billion in net income with a ˜R$100 billion loan book, bringing return on equity to approximately 30%

“Inter has gone beyond banking to become the premier Super App in the Americas. By balancing the right combination of technology investment with unit economic growth and profitability, we have built a suite of capabilities that are unmatched in the market,” said João Vitor Menin, CEO of Inter&Co. “We are still in the early stages in our evolution, but our impressive results showcase how we are taking Inter to the next level. We are confident that we have the right strategy, solutions and team in place to execute on our goals and deliver sustainable growth.”

Inter, which listed on Nasdaq in June 2022, has generated significant momentum since becoming the first free, full service, and fully digital bank in Brazil in 2015. Inter has leveraged the power of its innovative technology to enhance the client experience, upending the legacy banking model and igniting a revolution in terms of financial inclusion in Brazil. The Inter Super App is designed to make everyday activities simple and easy for everybody, all through one experience, one account, and one single login that can be used on any device, anywhere in the world.

The Company’s focus on customer experience coupled with its strong balance sheet has resulted in tremendous customer engagement and growth. In the [third] quarter of 2022, Inter reported 47% annual growth in its Loan Portfolio, reached R$501 in average monthly revenue per active client (monthly ARPAC), and generated R$1.5 billion in Gross Revenue, which grew 85% year over year2. Inter also had over 500,000 Global Accounts and added an average of more than 5,000 new Global Accounts every business day in the quarter. Furthermore, Inter’s global capabilities were strengthened last year following its acquisition of USEND in the United States.

1 Note: R$ 50 of Gross ARPAC adjusted for inflation. Non-IFRS measure. ‘3Q22 Adjusted’ excludes the non-recurring effects of deflation in 3Q22 and assumes the inflation projected for 2023 from the Focus Report of Brazilian Central Bank, divided by four (https://www.bcb.gov.br/publicacoes/focus). The unadjusted figure for 3Q22 was R$ 46.

2 Note: The Total Gross Revenue for 3Q21 was R$ 0.8 billion.

“As we grow our client base and improve account monetization, we expect our efficiency ratio to outperform our peers over time. Our unit economics will also strengthen and compound as we continue to expand. We have positioned Inter at the intersection of Banking and Technology, leveraging the best of both worlds to create a better customer experience and generate superior returns for all our stakeholders,” concluded João Vitor Menin.

About Inter&Co

Inter&Co is the holding company of Inter Group and indirectly holds all of Banco Inter’s shares. Inter is the premier Super App in the Americas providing financial and digital commerce services to more than 24 million customers in Brazil and the US. The features offered in the same digital ecosystem include a complete range of services in banking, investments, credit, insurance and cross-border services, in addition to a marketplace that brings together the best retailers in Brazil and the United States.

Contacts:

Grayling

Lucia Domville / Fabiane Goldstein

M +1 646. 824.2856/ +1 945.625.4793

lucia.domville@grayling.com / fabiane.goldstein@grayling.com

DISCLAIMER

This presentation may contain forward-looking statements regarding Inter growth plans. Statements contained in this release that are not facts or historical information may be forward-looking statements under the terms of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may, among other things, beliefs related to the creation of value and any other statements regarding Inter. In some cases, terms such as “estimate”, “plan”, “aim”, “can”, “expectation”, “anticipate”, “intend”, “may”, “will/shall” and similar terms, or the negative of these expressions, may identify forward looking statements. Any forward-looking statement made by us in this presentation is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. For additional information that about factors that may lead to results that are different from our estimates, please refer to sections “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” of Inter&Co Annual Report on Form 20-F.

In addition, this release contains managerial numbers that may differ from those presented in our financial statements. The calculation methodology for these managerial numbers is presented in Inter’s quarterly earnings release available at: https://ri.bancointer.com.br/en/investor-updates/financial-information/. The numbers for our key metrics, which include active users and average revenue per active client (ARPAC) are calculated using Inter’s internal data. Whether based on what we believe to be reasonable estimates, there are challenges inherent in measuring the use of our products. In addition, we continually seek to improve estimates of our user base, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics.

About Non-IFRS Financial Measures. This release contains non-IFRS measures of financial performance. The non-IFRS Financial Measures include, among others: Loan Portfolio and Gross Revenues. A “non-IFRS financial measure” refers to a numerical measure of Inter&Co’s historical or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Inter&Co’s financial statements.